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                                                           EXHIBIT 99(a)(5)(v)

                         SYLVAN LEARNING SYSTEMS, INC.

                                                                 March 21, 2000

To Our Shareholders:

  We invite you to tender your shares of our common stock for purchase by Sylvan. We are offering to purchase up to 9,500,000 shares at a price not greater than $17.50 nor less than $15.25 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares.

  We will select the lowest purchase price that will allow us to buy 9,500,000 shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered and not withdrawn. All shares acquired in the offer will be acquired at the same purchase price.

  Our offer is being made upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer. The offer will expire at 12:00 Midnight, Eastern time, on Monday, April 17, 2000, unless we extend it.

  Our recently announced new business strategy emphasizes both growing our core educational services operating businesses and the significant value-creation potential of our internet incubator company. We believe this new strategy provides shareholders a unique investment opportunity and will enable us to maximize shareholder value. We are making the offer to buy back our shares because we believe that our shares are undervalued in the public market and that the offer is consistent with our long-term corporate goal of increasing shareholder value. We believe that the offer is a prudent use of our financial resources, given our newly announced business strategy, as well as our assets and current market price of our common stock. We also believe that investing in our own shares is an attractive use of capital and an efficient means to provide value to our shareholders.

  Our Board has approved the offer. However, neither we nor our Board of Directors nor the Dealer Managers makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares or as to the purchase price at which shareholders should tender their shares, and none of them have authorized any person to make any recommendation. Shareholders are urged to evaluate carefully all information in the offer, consult with their own investment and tax advisors and make their own decision whether to tender and, if so, how many shares to tender and the price or prices at which to tender them. We have been advised that none of our directors or executive officers intends to tender any of their shares pursuant to the offer.

  We have included a summary of the terms of the offer in the Offer to Purchase. Please read the Offer to Purchase and Letter of Transmittal for more information about the offer.

  If you do not wish to participate in this offer, you do not need to take any action. If you do wish to tender your shares, the instructions on how to tender shares are explained in detail in the enclosed materials.

  If you have any questions regarding the offer or need assistance in tendering your shares, please contact D.F. King & Co., Inc., the Information Agent for the offer, at (800) 487-4870 (toll-free).

                                          Sincerely,

                                          SYLVAN LEARNING SYSTEMS, INC.

                                          /s/ Douglas L. Becker
                                          ------------------------------------
                                          Douglas L. Becker
                                          Chairman and Chief Executive Officer